

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Benjamin Miller
Chief Executive Officer
Fundrise Midland Opportunistic REIT, LLC
11 Dupont Circle NW, 9th Floor
Washington, DC 20036

> **Re: Fundrise Midland Opportunistic REIT, LLC**
> **Offering Statement on Form 1-A**
> **Filed May 20, 2021**
> **File No. 024-11530**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A filed May 20, 2021

Will I have the opportunity to redeem my common shares?, page 5

1. We note your disclosure that for redemptions that occur during the introductory period, an investor would receive back his or her "original investment amount." We also note your disclosure on page 8 that you " intend to limit individual redemption requests to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request, which may affect whether the entirety of a redemption request will be considered to be in the 'Introductory Period' or 'Post-Introductory Period.'" Please revise your disclosure on page 6 and elsewhere as applicable to clarify that an investor would only receive his or her "original investment amount" upon redemption in the 90-day introductory period to the extent it were less than 5,000 common shares or $50,000 worth of common stock, or advise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Ronald (Ron) Alper at (202) 551-3329 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger